EXHIBIT 99.4
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                              SINOVAC BIOTECH LTD.
                              --------------------
                 UPDATE ON HUMAN CLINICAL TRIALS OF SARS VACCINE
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            -ADDITIONAL 14 VOLUNTEERS HEALTHY AFTER FIRST INOCULATION
            ---------------------------------------------------------


BEIJING, July 8, 2004 - Sinovac Biotech Ltd. ("Sinovac") (NASD OTC-BB: SNVBF) announced that the second subgroup of 14 volunteers in Phase 1 clinical trials of its SARS vaccine received their first inoculation two weeks ago and results of recent blood testing has shown that there are no adverse reactions reported to date. The inoculation process of the initial 4 volunteers as first reported on May 25th, 2004 has been completed. Those first 4 volunteers received their initial inoculation on May 22, 2004, and after no adverse side effects were observed, the volunteers received a second inoculation on 19 June 2004. Upon completion of the first 30-day observation period those recipients remain healthy, completing the vaccination schedule for the initial four volunteers.

The 18 noted volunteers are the first recipients to have received inoculations out of a group of 36 subjects currently participating with Sinovac in the first human clinical trials ever performed worldwide in the development of a SARS vaccine. The vaccination and observation of the remaining 18 volunteers of the Phase 1 clinical trials will be commenced in different subgroups shortly.

Upon completion, this first phase of clinical trials being performed by Sinovac will help determine if its SARS vaccine is a safe anti-viral antigen for the human body. During the Phase I clinical trials, Sinovac will provide continuous updates on its status and report on the ongoing health condition of the volunteers.

Sinovac is the only company in China, and indeed the world, to have been approved to conduct human clinical trials of a SARS vaccine.


ABOUT SARS
----------

SARS, a viral respiratory illness caused by a coronavirus, was first reported in Asia in February 2003, and over the following few months, the illness spread to more than two dozen countries in North America, South America, Europe, and Asia. According to the World Health Organization, during the SARS outbreak of 2003, a total of 8,098 people worldwide became sick with SARS; of these, 774 died. The SARS global outbreak of 2003 was contained; however, it is expected that the disease could re-emerge in an annual cycle similar to the common flu.


ABOUT SINOVAC BIOTECH LTD.
--------------------------

Sinovac    Biotech   Ltd.    specializes    in   the   research,    development,
commercialization, and sales of human vaccines for infectious illnesses such as Hepatitis A and Hepatitis B, influenza and "SARS".

Sinovac is one of the leading emerging biotechnology companies in China. Working closely with Chinese public health officials, Sinovac focuses on manufacturing and marketing human-use vaccines and related products, and currently markets its vaccine for Hepatitis A. Sinovac is the first and currently the only company in the world to have commenced human clinical trials for a vaccine to prevent SARS.

For further information please refer to the Company's filings with the SEC at www.sec.gov or refer to Sinovac's website at www.sinovac.com.
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Contact: Sinovac Investor Relations at (888) 888 8312 or (604) 684-5990 or email to info@sinovac.com.
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THIS NEWS RELEASE MAY INCLUDE  FORWARD-LOOKING  STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH
RESPECT  TO  ACHIEVING  CORPORATE  OBJECTIVES,   DEVELOPING  ADDITIONAL  PROJECT
INTERESTS,   SINOVAC'S   ANALYSIS  OF   OPPORTUNITIES  IN  THE  ACQUISITION  AND
DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.